650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

December 4, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jonathan E. Gottlieb Michael R. Clampitt Amit Parde Michael Volley

Re:	On Deck Capital, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed November 21, 2014 File No. 333-200043

Ladies and Gentlemen:

On behalf of our client, On Deck Capital, Inc. (“OnDeck” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 1, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (“Amendment No. 1”). We are concurrently submitting via EDGAR this letter and an amendment to Amendment No. 1 (“Amendment No. 2”). For the Staff’s reference, we have included both a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment or applicable portion thereof with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 2.

Understanding an OnDeck Term Loan and Line of Credit, page 51

1.	Please revise the examples provided to reflect the disclosure on page 96 that the average commissions paid were 7.5%. In addition, we note from page 47 that most of your loans have been made by Funding Advisors. In this regard, please reconcile that the direct originations costs presented in the examples are 3.5% and 1%. Your response indicated commissions are included under Direct Origination Costs.

OnDeck has revised its disclosure on page 52 of Amendment No. 2 to clarify that the direct origination cost of 3.5% for a term loan represents an approximation of the direct origination cost for term loans originated across all channels, which includes its funding advisor, strategic partner and direct channels. OnDeck has also revised its disclosure on page 54 of Amendment No. 2 to clarify that that the direct origination cost of approximately $150, which reflects OnDeck’s typical flat rate commission paid

AUSTIN     BEIJING     BRUSSELS     HONG KONG     LOS ANGELES     NEW YORK     PALO ALTO     SAN DIEGO

SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

December 4, 2014

on lines of credit, plus other origination costs, represents an approximation of the direct origination cost for lines of credit originated across its strategic partner and direct channels. OnDeck has further clarified its disclosure on page 54 of Amendment No. 2 to note that it does not currently originate lines of credit via its funding advisor channel. In addition, pursuant to a telephone conversation with the Staff, OnDeck has disclosed the actual average APR of its term loans for the third quarter of 2014 on pages 52 and 53 of Amendment No. 2.

Business, page 87

2.	We note the following from your website:

•	“Time in Business: 1+ years in business;”

•	“Personal Credit: 500+ Score;” and

•	“Annual Revenue: $100,000+ in the past 12 months.”

Please revise the section, “Our Platform and the Underwriting Process” to disclose. In addition, revise the sections “Strategic Partners” and “Financial Advisor Program” to disclose any differences in underwriting using those platforms.

OnDeck has added the requested disclosure from its website to page 100 of Amendment No. 2. In addition, OnDeck has revised the disclosures on pages 6 and 99 of Amendment No. 2 to note that loan underwriting generally includes the same process and stages without regard to the origination channel, and to further clarify the differences in certain parameters considered in underwriting as applied to its strategic partner and funding advisor program channels.

3.	You state on your website that you use the personal credit score of the business owner in making a decision to loan to a small business and do not take business owners assets into account. Please revise “Credit Assessment” on page 100 to so state or advise.

OnDeck has added the requested disclosure to pages 5 and 100 of Amendment No. 2.

* * * *

Securities and Exchange Commission

December 4, 2014

Please direct any questions with respect to this filing to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	Noah Breslow, On Deck Capital, Inc.

Howard Katzenberg, On Deck Capital, Inc.

Cory Kampfer, On Deck Capital, Inc.

Robert Zuccaro, On Deck Capital, Inc.

Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, P.C.

Damien Weiss, Wilson Sonsini Goodrich & Rosati, P.C

Christopher J. Austin, Orrick, Herrington & Sutcliffe LLP

Andrew D. Thorpe, Orrick, Herrington & Sutcliffe LLP

Stephen C. Ashley, Orrick, Herrington & Sutcliffe LLP